UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE JONES FINANCIAL COMPANIES, L.L.L.P.

(Exact name of registrant as specified in its charter)

Missouri	43-1450818
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

12555 Manchester Road Des Peres, Missouri	63131
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(a) or (c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class
Limited Partnership Profits Interests

Item 1.	Description of Registrant’s Securities to be Registered.

This class of securities to be registered hereby are limited partnership profits interests (the “Profits Interests”) of The Jones Financial Companies, L.L.L.P., a Missouri limited liability limited partnership (the “Registrant”). A description of the Profits Interests follows. This description is only a summary, does not purport to be complete, and should be read together with, and is qualified by reference to, the Registrant’s Twenty Second Amended and Restated Agreement of Registered Limited Liability Partnership dated as of August 15, 2023 (the “Partnership Agreement”) and the Registrant’s Twenty-Second Amended and Restated Certificate of Limited Partnership dated as of February 22, 2022, copies of which have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to this Form 8-A and are incorporated herein by reference. The Profits Interests are also subject to the terms found in a Profits Interest Subscription Agreement between the Registrant and each Profits Interest Holder, a form of which is filed as Exhibit 3.3 to this Form 8-A. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Partnership Agreement.

Descriptions of the Profits Interests to be registered hereunder are also set forth in “Part I, Item 1, Note 1 – Introduction and Basis of Presentation – Profits Interests” of the Registrant’s Quarterly Reports on Form 10-Q for the quarter ended September 27, 2024 and filed on November 8, 2024, and such description is incorporated herein by reference.

Profits Interests

The Profits Interests are offered for no cash consideration, without a capital purchase by the recipient, in recognition of the recipient’s provision of services for, on behalf of, or for the benefit of the Registrant as an employee, Service Partner or JV Financial Advisor. For each Profits Interest offer, the Partnership will designate in each Profits Interest Holder’s Profits Interest Subscription Agreement a Notional Capital Contribution amount (as described below) for each calendar year of the Profits Interest.

Notional Capital Contributions

Under the Partnership Agreement, and as used herein, “Notional Capital Contribution” represents a bookkeeping measure, expressed in terms of a U.S. dollar amount, that is designated for an individual calendar year of a Profits Interest, as determined in the discretion of the Managing Partner and set forth in each Profits Interest Holder’s Profits Interest Subscription Agreement. The Notional Capital Contribution is used as the basis for calculating allocations and distributions to the Profits Interest Holders pursuant to the Partnership Agreement.

In no circumstances at or following the issuance of a Profits Interests will the Notional Capital Contribution designated with respect to such Profits Interest be treated in whole or in part as a Capital Contribution or as an Adjusted Capital Contribution nor shall any Notional Capital Contribution be credited to or otherwise construed as forming a part of any Capital Account of any Partner (including any Profits Interest Holder), and no Profits Interest Holder, in such capacity, shall have any obligation to make a payment of any capital contribution to the Registrant.

Because Notional Capital Contributions are not a part of a Partner’s Capital Account, the Profits Interests will only represent a right to allocations and distributions of Net Income and allocations of profits, losses and items of income, gain, loss and deduction of the Registrant and will not entitle the Profits Interest Holder to any return or payment connected with their Notional Capital Contributions (including upon the partial or total liquidation of the Registrant) other than with respect to the rights to allocations and distributions as a Profits Interest Holder. No Profits Interest Holder will have any right to demand and receive cash or property in return for their Notional Capital Contribution.

Upon the redemption by the Registrant of any Profits Interest, the Notional Capital Contribution designated as related to such Profits Interests will also be deemed redeemed by the Registrant without compensation by the Registrant for the redemption of such Notional Capital Contribution.

Allocation of Net Income or Net Loss and Cash Distributions

Allocation of Net Income. Net Income for each calendar year will be allocated on a monthly basis, second in priority after the Limited Partners of the Registrant, to each Profits Interest Holder in an amount equal to the product of Net Income times a percentage, calculated annually, which will equal the product of the following three factors: (a) one-fourth of one percent (0.0025) multiplied by (b) the quotient of $1,900,000 divided by the sum of the General Partner’s Adjusted Capital Contribution of all General Partners multiplied by (c) the quotient of the Total Notional Capital Contribution of the respective Profits Interest Holder divided by $25,000. The remaining Net Income is then allocated among the Service Partners, Subordinated Limited Partners and General Partners in accordance with the terms of the Partnership Agreement.

The percentage of participation for Profits Interest Holders will be calculated at the beginning of each calendar year and used in allocating Net Income earned during the calendar year. This calculation is to be adjusted during the calendar year for certain events that occur during the calendar year with respect to a Profits Interest Holder’s Profits Interest(s) as determined by the Managing Partner. Any monthly Net Income allocation may be adjusted to the extent that the Registrant incurs a Net Loss in any Fiscal Month during the calendar year.

The Managing Partner may, in the sole discretion of the Managing Partner, limit the amount of Net Income to be allocated to the Profits Interest under the Partnership Agreement with respect to any calendar year (or portion thereof), to the extent that that Managing Partner determines, in the sole discretion of the Managing Partner, that such limitation is necessary or appropriate to comply with the requirements of Internal Revenue Service (the “IRS”) Revenue Procedures 93-27 and 2001-43 or to otherwise cause the Profits Interest to constitute a Profits Interest For Tax Purposes.

Current Distributions. Subject to the limitations on distributions in the Partnership Agreement, at least annually, from time to time, the Registrant will distribute cash to the Partners equal to the amount of Net Income allocated to the Partners (including the Profits Interest Holders) pursuant to Section 8.1 of the Partnership Agreement, in the same order of priority among the Partners as in Section 8.1 of the Partnership Agreement.

Distributions Upon Dissolution. Upon the dissolution of the Registrant, the proceeds of liquidation will be applied and distributed in the following order of priority:

•
To the payment of the Registrant’s debts and liabilities, including any expenses of liquidation, but expressly excluding all Capital Contributions of all General Partners, Limited Partners and Subordinated Limited Partners.
•
To the payment of any accrued but unpaid amounts due to the Partners (including the Profits Interest Holders) as described above under the subheading “Current Distributions.”
•
The remaining proceeds will be distributed to the Limited Partners, Subordinated Limited Partners, and General Partners in accordance with the terms of Partnership Agreement.

The Profits Interests Holders will not be entitled to any distributions upon dissolution other than for “Current Distributions” (the second bullet above). The Profits Interest Holders will also not be entitled to receive any Premium in the event of a sale or other disposition of, at one time, all, or substantially all, of the Registrant’s assets to any one person and its affiliates, or a sale, merger, public offering similar in scope to such a transaction.

Profits Interests for Tax Purposes

Each Profits Interest is intended to be a “profits interest,” as that term is used in IRS Revenue Procedures 93-27 and 2001-43, or, to the extent superseded by proposed regulations referenced in IRS Notice 2005-43 or by any other duly issued superseding rules, then as the term is described therein. For this purpose, following the promulgation, if any, of final regulations and guidance by the Treasury Department and Internal Revenue Service regarding the tax consequences associated with partnership interests issued in connection with the performance of services, the Registrant may, at the discretion of the Managing Partner, elect to have the liquidation value safe harbor contemplated by Proposed Regulations Section 1.83-3(l), and by the revenue procedure contemplated by IRS Notice 2005-43, to apply irrevocably with respect to the Registrant.

In accordance with the requirements of IRS Revenue Procedures 93-27 and 2001-43, the Profits Interest (i) will have a Capital Account balance of zero, and (ii) will not entitle the Profits Interest Holder to a share of the proceeds if the Registrant’s assets were sold at fair market value and then the proceeds were distributed in a complete liquidation of the Registrant, in each case, at the time of issuance of the Profits Interest. In addition, the Managing Partner is permitted to limit the amount of Net Income to be allocated to a Profits Interest under the Partnership Agreement with respect to any calendar year (or portion thereof), to the extent that that Managing Partner determines, in the sole discretion of the Managing Partner, that such limitation is necessary or appropriate to comply with the requirements of IRS Revenue Procedures 93-27 and 2001-43 or to otherwise cause the Profits Interest to constitute a “profits interest.”

In addition, each Profits Interest Holder is required to authorize and direct the Registrant to file with the Internal Revenue Service on the Profits Interest Holder’s behalf a completed election under Section 83(b) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.

No Voting Rights Profits Interest Holders

Except as otherwise provided in the Partnership Agreement or as provided in the Missouri Revised Uniform Limited Partnership Act, no Profits Interest Holder, in such Profits Interest Holder’s capacity as a Profits Interest Holder, may vote or otherwise participate in the management of the business of the Registrant. The Managing Partner or the General Partners holding an aggregate of at least a majority of the General Partner Percentages may amend the Partnership Agreement. In particular, but without limiting the foregoing, the Profits Interest Holders’ right to the Net Income or in any other allocation or distribution to be received by them from the Registrant pursuant to the Partnership Agreement may be reduced or increased or otherwise modified without the consent or approval of (and without prior notice to) any Profits Interest Holder.

Liability of Profits Interest Holders

Except as otherwise provided in the Partnership Agreement or as provided in the Missouri Revised Uniform Limited Partnership Act, no Profits Interest Holder in their capacity as a Profits Interest Holder will be liable for any obligations of the Registrant.

Termination of Profits Interests

A Profits Interest Holder must accept redemption of their Profits Interest(s) and accumulated profits due under the Partnership Agreement, and relinquish all rights as a Profits Interest Holder of the Registrant related to the Profits Interests upon: (i) such Profits Interest Holder’s death; (ii) such Profits Interest Holder’s cessation as either a Limited Partner or Subordinated Limited Partner of the Registrant; (iii) the receipt of a notice from the Managing Partner to the effect that such Profits Interest Holder shall cease to be a Profits Interest Holder for any reason at the discretion of the Managing Partner; or (iv) an automatic redemption of the Profits Interests, without any action by the Registrant, on the last day of the calendar year for which a Notional Capital Contribution is designated pursuant to the terms of the Profits Interest Holder’s Profits Interest Subscription Agreement.

Lack of Liquidity in Investment in Profits Interests

The Profits Interests are not listed on any stock exchange, there is no market for the Profits Interests, and none of the Profits Interests Holders may sell, pledge, exchange, transfer or assign any Profits Interest without the consent of the Managing Partner, which is not expected to be given.

Item 2.	Exhibits.

Exhibit No.	Description
3.1

Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated as of August 15, 2023, incorporated by reference from Exhibit 3.1 to The Jones Financial Companies, L.L.L.P. Form 8-K dated August 16, 2023.

3.2

Twenty-Second Amended and Restated Certificate of Limited Partnership of the Jones Financial Companies, L.L.L.P., dated February 22, 2022, incorporated by reference from Exhibit 3.2 to The Jones Financial Companies, L.L.L.P. Form 10-Q for the quarterly period ended March 25, 2022.

3.3	Form of Profits Interest Subscription Agreement

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2025

THE JONES FINANCIAL COMPANIES, L.L.L.P.

	By:	/s/ Penny Pennington
	Name:	Penny Pennington
	Title:	Managing Partner (Principal Executive Officer)